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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549


                              SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No.           )*
                                       -------


                       RIO HOTEL & CASINO, INC.
 --------------------------------------------------------------------
                        (Name of Issuer)

               COMMON STOCK, PAR VALUE $0.01 PER SHARE
 --------------------------------------------------------------------
                 (Title of Class of Securities)

                               767147101
                   ----------------------------------
                         (CUSIP Number)

CHILTON INVESTMENT CO., INC., 320 PARK AVENUE, 22ND FLOOR NEW YORK, NY
                                10022
            ATTN:  RICHARD L. CHILTON, JR. (212) 751-3596
 --------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                              JUNE 5, 1997
                   ----------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D
CUSIP No.                                    Page  of  Pages
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     CHILTON INVESTMENT CO., INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                       (b)  [X]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK

  NUMBER OF          7  SOLE VOTING POWER

    SHARES              23,268

 BENEFICIALLY        8  SHARED VOTING POWER

OWNED BY EACH           0

  REPORTING          9  SOLE DISPOSITIVE POWER

 PERSON WITH            23,268

                    10  SHARED DISPOSITIVE POWER

                        0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,268

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1%

14   TYPE OF REPORTING PERSON*
     IA

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
   1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
   ATTESTATION.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     RICHARD L. CHILTON, JR.                ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                       (b)  [X]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     AF; OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK

  NUMBER OF          7  SOLE VOTING POWER

    SHARES              1,187,932

 BENEFICIALLY        8  SHARED VOTING POWER

OWNED BY EACH           0

  REPORTING          9  SOLE DISPOSITIVE POWER

 PERSON WITH            1,187,932

                    10  SHARED DISPOSITIVE POWER

                        0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,187,932

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

14   TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
   1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
   ATTESTATION.

ITEM 1.SECURITY AND ISSUER

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Rio Hotel & Casino, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3700 West Flamingo Road, Las Vegas, Nevada 89103. The Reporting Persons (as defined in Item 2 below) are filing this 13D to report beneficial ownership of more than 5% of Common Stock outstanding commencing June 5, 1997.

ITEM 2.IDENTITY AND BACKGROUND

          This Statement is being filed on behalf of Chilton Investment Co., Inc., a New York S corporation ("Chilton Investment") and Richard L. Chilton, Jr. Chilton Investment and Mr. Chilton are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."
          Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated June 12, 1997, attached hereto as Exhibit A.
       ITEM 2.   (a), (b), (c)

          Chilton Investment is a New York S corporation whose principal business is to act as investment adviser with respect to certain managed accounts. Mr. Chilton is the sole shareholder and president of Chilton Investment.

          Richard L. Chilton, Jr., as the sole general partner of each of Chilton Investments, L.P., a Delaware limited partnership ("Chilton") and Olympic Equity Partners, L.P., a Delaware limited partnership ("Olympic"), exercises voting control and dispositive power over the securities reported herein. Chilton is a Delaware limited partnership whose business is to serve as the general partner and investment advisor of Chilton Investment Partners, L.P., a Delaware limited partnership ("Chilton Partners"). Chilton Partners invests and trades primarily in securities and financial instruments. Olympic is a Delaware limited partnership whose business is to serve as the general partner and investment advisor of Chilton Opportunity Trust, L.P., a Delaware limited partnership ("Chilton Trust"). Olympic also (i) serves as investment manager of Chilton International (BVI) Ltd., a British Virgin Islands corporation who invests and trades primarily in securities and financial instruments ("Chilton International") and (ii) advises several managed accounts.

          The address of the principal office of each of the Reporting Persons is 320 Park Avenue, 22nd Floor, New York, New York 10022. The principal occupations of Mr. Chilton are as sole shareholder and president of Chilton Investment, as general partner of Olympic and as general partner of Chilton. The name, present principal occupation or employment and business address of the executive officer and director of Chilton Investment are listed in Schedule I hereto.

          ITEM 2.   (d), (e)

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 2.   (f)

          To the best knowledge of the applicable Reporting
Person, all natural persons identified herein and in Schedule I are United States citizens.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of the date hereof, Chilton Investment has acquired 23,268 shares of Common Stock for an aggregate purchase price of $353,758.22, Chilton Partners acquired 532,552 shares of Common Stock for an aggregate purchase price of $8,032,694.63, Chilton International acquired 610,090 shares for an aggregate purchase price of $9,218,834.18. Chilton Trust acquired 20,000 shares of Common Stock for an aggregate purchase price of $294,950.00, and Olympic acquired 25,290 shares of Common Stock for an aggregate purchase price of $382,026.09. All of such purchases and sales were made through open market transactions. The funds for the acquisition of the shares of Common Stock by Chilton Investment came from funds of the holders of certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Olympic came from funds of the holders of certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Chilton Trust, Chilton International and Chilton Partners were obtained from the contributions of their respective partners or shareholders.

ITEM 4.PURPOSE OF TRANSACTION

          Each of the Reporting Persons has acquired the Common Stock beneficially owned by it for investment purposes and in the ordinary course of business. None of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

          (a) Chilton Investment beneficially owns 23,268 shares of Common Stock, representing 0.1% of the shares of Common Stock. Mr. Chilton beneficially owns 1,187,932 shares of Common Stock, representing 5.6% of the shares of Common Stock. (The foregoing calculations are based on 21,319,741 shares of Common Stock issued and outstanding as of May 5, 1997 according to publicly available filings of the Issuer).

               If the Reporting Persons were deemed to constitute a group, the 1,211,200 shares of Common Stock beneficially owned by the Reporting Persons would represent 5.7% of the issued and outstanding shares of Common Stock as of May 5, 1997. (The foregoing calculations are based on the number of shares of Common Stock then issued and outstanding according to publicly available filings of the Issuer).

               Each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting
Persons or by any other investor.

          (b) The responses of each of the Reporting Persons to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

          (c) Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) The holders of the Managed Accounts of Chilton Investment have the right to receive the proceeds from the sale of 23,268 shares of Common Stock beneficially owned by Chilton Investment. Chilton Partners has the right to receive the proceeds from the sale of 532,552 shares of Common Stock beneficially owned by Mr. Chilton, and the holders of the Managed Accounts of Olympic have the right to receive the proceeds from the sale of 25,290 shares of Common Stock beneficially owned by Mr. Chilton. Chilton International has the right to receive the proceeds from the sale of 610,090 shares of Common Stock beneficially owned by Mr. Chilton. Chilton Trust has the right to receive the proceeds from the sale of 20,000 shares of Common Stock beneficially owned by Mr. Chilton.

          (e)  Not applicable.

          A description of the transactions of the Reporting
Persons in the shares of Common Stock that were effected during the past 60 days is set forth on Schedule II. All of these transactions were effected on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the agreement set forth in Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A: Joint Filing Agreement, dated June 12,
                     1997, by and among Chilton Investment Co.,
                     Inc. and Richard L. Chilton, Jr.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 1997

                              CHILTON INVESTMENT CO., INC.


                              By:  /s/ Richard L. Chilton, Jr.
                                 ------------------------------
                                 Name:  Richard L. Chilton, Jr.
                                 Title: President


                              RICHARD L. CHILTON, JR.


                              By:  /s/ Richard L. Chilton, Jr.
                                 ------------------------------


                                                        Schedule I
                 Executive Officer and Director
                    Chilton Investment Co., Inc.

Name                Present Business      Present Principal
                    Address               Occupation
Richard L.          Chilton Investment    President and Sole
Chilton, Jr.             Co., Inc.        Shareholder of Chilton
President           320 Park Avenue,      Investment Co., Inc.;
                         22nd Floor       General Partner of
                    New York, NY  10022   Chilton Investments,
                                          L.P.; General Partner of
                                          Olympic Equity Partners,
                                          L.P.


                                                      Schedule II
            Transactions in Shares of Common Stock
                       ($0.01 par value)
             of Rio Hotel & Casino, Inc. (CUSIP #
                          767147101)
                      Since April 5, 1997

                                                     # of Shares
                                                      Purchased
                                Trade               (Sold) in the
                                Date       Price    past 60 days
----------------------------- --------- ----------  -------------

CHILTON INVESTMENT CO., INC.   5/02/97       14.544        1,154
     (MANAGED ACCOUNTS)        5/02/97       14.484       11,935
                               6/04/97        14.51       22,607
                               6/05/97       14.685          500


----------------------------- --------- ----------  -------------

CHILTON INVESTMENT PARTNERS,   5/02/97       14.484       37,574
            L.P.               6/04/97        14.51       71,512
                               6/05/97       14.685       22,950


----------------------------- --------- ----------  -------------

    CHILTON INTERNATIONAL       5/02/97      14.848       41,365
         (BVI), LTD.            8/10/95       14.51       79,147
                                6/05/97      14.685       25,400


----------------------------- --------- ----------  -------------

     CHILTON OPPORTUNITY         6/4/97       14.31       10,000
         TRUST, L.P.


----------------------------- --------- ----------  -------------


OLYMPIC EQUITY PARTNERS, L.P.    4/23/97     13.935       (1,000)
     (MANAGED ACCOUNTS)           5/2/97     14.484         1,483
                                  6/4/97     14.510         3,583
                                  6/5/97     14.685         1,150





                     INDEX OF EXHIBITS


Exhibit A:  Joint Filing Agreement, dated June 12, 1997, by
            and among Chilton Investment Co., Inc. and
            Richard L. Chilton, Jr.